

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Li Xia Wang
Chief Executive Officer
New Dragon Asia Corp.
10 Huangcheng Road (N)
Longkou, Shandong Province
People's Republic of China 265701

> **Re: New Dragon Asia Corp.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed March 7, 2011**
> **File No. 1-15046**

Dear Ms. Wang:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
Mitchell S. Nussbaum, Esq.
(212) 407-4990